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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue Suite 22
(No. and Street)

Venice	Florida	34285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mick Gette, Ed.D. — (941) 485-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silberstein Ungar, PLLC
(Name - if *individual, state last, first, middle name)*

30600 Telegraph Road Suite 2175	Bingham Farms,	Michigan	48025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mick Gette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc. as of December 31, 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Treasurer
Title

Notary Public



KATHRYN L. NEWSOME
MY COMMISSION # DD 960017
EXPIRES: March 19, 2014
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS **PAGE**

Silberstein Ungar, PLLC

CPAs and Business Advisors

phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Dale K. Ehrhart, Inc.:

We have audited the statement of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity (deficit), changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Dale K. Ehrhart, Inc. as of December 31, 2008 were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Silberstein Ungar, PLLC

Bingham Farms, Michigan
February 25, 2010

Member of msi Global Alliance
Independent Legal & Accounting Firms

DALE K. EHRHART, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 43,414	$ 51,685
Commissions and other receivables	1,069	1,917
Property and equipment - net	10,021	16,989
Prepaid expenses	19,724	37,117
Other assets	935	935
TOTAL ASSETS	$ 75,163	$ 108,643
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
LIABILITIES		
Accounts payable	$ 24,847	$ 12,859
Accrued interest	4,579	-
Subordinated borrowings	75,000	-
Total liabilities	104,426	12,859
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock	150	150
Additional paid in capital	339,662	339,662
Accumulated deficit	(369,075)	(244,028)
Total stockholders' equity (deficit)	(29,263)	95,784
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 75,163	$ 108,643

See notes to financial statements.

DALE K. EHRHART, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Management fees	$ 1,974,373	$ 2,590,948
Commissions	21,682	22,012
Interest, dividends and other	276	4,147
Total revenues	1,996,331	2,617,107
EXPENSES:		
Employee leasing expense	945,456	1,244,455
Referral fees	534,385	621,196
Clearing charges	97,570	92,347
Market data services	51,195	66,881
Travel	33,230	79,903
Licenses and taxes	19,170	19,692
Consulting	52,602	114,802
Telephone	12,031	8,194
Depreciation	8,963	11,854
Office supplies and equipment	9,784	12,376
Postage	19,280	21,013
Errors and refunds	36,187	13,888
Interest expense	4,579	-
Reporting services	53,808	-
Other operating expenses	243,138	350,013
Total expenses	2,121,378	2,656,614
NET LOSS	$ (125,047)	$ (39,507)

See notes to financial statements.

DALE K. EHRHART, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Equity	Additional Paid In Capital	Accumulated Deficit	Total
BALANCES - December 31, 2007	$ 150	$ 339,662	$ (169,496)	$ 170,316
Net loss	-	-	(39,507)	(39,507)
Distributions	-	-	(35,025)	(35,025)
BALANCES - December 31, 2008	150	339,662	(244,028)	95,784
Net loss	-	-	(125,047)	(125,047)
BALANCES - December 31, 2009	$ 150	$ 339,662	$ (369,075)	$ (29,263)

See notes to financial statements.

DALE K. EHRHART, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Total
Subordinated borrowings at December 31, 2007	$ -
Increases - none	-
Decreases - none	-
Subordinated borrowings at December 31, 2008	-
Increases:	
Issuance of subordinated note	75,000
Decreases - none	-
Subordinated borrowings at December 31, 2009	$ 75,000

See notes to financial statements.

DALE K. EHRHART, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (125,047)	$ (39,507)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	8,963	11,854
Accounts receivable	848	(699)
Prepaid expenses	17,393	10,641
Accounts payable	11,988	2,048
Accrued liabilities	4,579	-
Net cash used in operating activities	(81,276)	(15,663)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(1,995)	(5,573)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds of subordinated note payable	75,000	-
Distributions	-	(35,025)
Net cash provided by (used in) financing activities	75,000	(35,025)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,271)	(56,261)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,685	107,946
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 43,414	$ 51,685
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Dale K. Ehrhart, Inc. (the "Company") operates as an introducing broker-dealer in securities in Venice, Florida, and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. Its recordkeeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing investment advisory services to customers who are predominantly middle to upper income individuals.

Cash and cash equivalents – For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents. The Company had no cash equivalents during 2009 or 2008.

Property and equipment – Property and equipment are stated at cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of three to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Management fees and commissions – Management fees are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Concentration of credit risk – The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker and through other arrangements with Fidelity Investments, Inc. and Charles Schwab & Co, Inc. The Company's customer base extends through the various regions of the United States. The Company does not anticipate any credit loss in the near term.

At December 31, 2009 and 2008, the Company maintained its cash at a financial institution in bank deposits which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash. All cash balances were fully insured at December 31, 2009 and 2008.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes – The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this elect provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

On January 1, 2009, the Company adopted the provisions of FASB ASC 740 regarding the accounting for uncertainty in income taxes. There was no impact on the Company's financial statements upon adoption.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2009	2008
Computer equipment and software	$71,269	$69,274
Office furniture	1,859	1,859
	73,128	71,133
Less accumulated depreciation	63,107	54,144
	$10,021	$16,989

3. SUBORDINATED NOTE PAYABLE

Effective June 22, 2009, the Company borrowed $75,000 from a stockholder. The note is due July 31, 2010 and bears interest at a rate of 12%. Repayment of the note is subordinated to other claims that may arise against the Company. In addition, repayment on the note shall be suspended if, after giving effect to such payment, the Company's aggregate indebtedness would exceed 1,200% of its net capital. The note was made in accordance with regulations of the Financial Industry Regulatory Authority, who found the subordination agreement between the Company and the stockholder to be satisfactory effective July 20, 2009.

4. RELATED PARTY TRANSACTIONS

The Company lease the offices used in its operation from a related party, Venice Co LLLP, on a month-to-month basis at a current annual rental of approximately $34,000 and $53,000 in 2009 and 2008, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services, as needed. Empulse Services was paid approximately $945,000 and $1,240,000 in 2009 and 2008, respectively. The Company and Empulse Services, LLC are related parties due to their common ownership.

During 2009 and 2008, the Company received management fees of approximately $198,000 and $270,000, respectively, from Tillman Hartley, LLC. The Company and Tillman Hartley, LLC are related parties due to their common ownership.

During 2009 and 2008, the Company paid fees for intranet services to DKE Digital Resources, Inc. of approximately $16,900 and $18,000, respectively. The Company and DKE Digital Resources, Inc. are related parties due to their common ownership.

5. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed 15 times its adjusted net capital. At December 31, 2009 and 2008, the Company's "Net Capital" was $14,733 and $40,239, respectively.

At December 31, 2009 and 2008, the Company's "Excess Net Capital" was $9,733 and $35,239, respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2009 and 2008, the Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission ("SEC") issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary accounts of an introducing broker/dealer ("PAIB") held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

6. COMMON STOCK

As of December 31, 2009 and 2008, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to ordinary, routine, legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business. The ultimate outcome of any litigation is uncertain. While unfavorable outcomes could have adverse effects on the Company's business, results of operations and financial condition, management believes that the Company is adequately insured

and does not believe that any pending or threatened proceedings would adversely impact the Company's results of operations, cash flows or financial condition.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events for potential recognition and/or disclosure through February 25, 2010, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.

SCHEDULES OF OTHER OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OTHER OPERATING EXPENSES:		
Legal and accounting	$ 72,092	$ 68,396
Equipment repair and maintenance	51,980	67,549
Rent	35,348	60,027
Education and training	221	51,921
Insurance	27,743	33,892
Equipment and furniture rental	26,554	33,782
Meals and entertainment	2,742	8,865
Dues, memberships and subscriptions	9,466	8,823
Utilities	6,261	8,164
Donations and contributions	5,703	6,140
Printing	447	604
Other	4,581	1,850
TOTAL OTHER OPERATING EXPENSES	$ 243,138	$ 350,013

DALE K. EHRHART, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Total stockholders' equity (deficit)	$ (29,263)	$ 95,784
Subordinated debt	75,000	-
Total stockholders' equity not allowable for net capital	-	-
Total stockholders' equity allowanble for net capital	45,737	95,784
Deductions and/or charges:		
Property and equipment	(10,021)	(16,989)
Deposits	(1,219)	(1,439)
Prepaid expenses	(19,724)	(37,117)
Net capital	14,773	40,239
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 9,773	$ 35,239
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable	$ 24,847	$ 12,859
NET CAPITALIZATION CALCULATIONS		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	$ 1,656	$ 857
Net capitalization ratio (limited to a ratio of 15)	1.68	0.32

DALE K. EHRHART, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Net Capital per Company's Part II unaudited FOCUS report	$ 14,773	$ 40,239
Nonallowable assets previously reported as allowable		
Audit adjustments	-	-
NET CAPITAL PER COMPUTATION	$ 14,773	$ 40,239

Silberstein Ungar, PLLC

CPAs and Business Advisors

phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Dale K. Ehrhart, Inc.
Venice, FL

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Member of msi Global Alliance
Independent Legal & Accounting Firms

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevent or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of register brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Silberstein Ungar, PLLC

Bingham Farms, MI
February 25, 2010

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM